09057262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.
[redacted]

Official Use Only
FIRM ID. NO.

SEC Mail Processing Section
MAR ... 2009
Washington, DC
103

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Ave
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A Hoffmann — (212) 648-0882
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago,	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/19

OATH OR AFFIRMATION

I, James A Hoffmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: James A Hoffmann
Title: President

Notary Public

ANN CHO
Notary Public, State of New York
No. 02CH6043674
Qualified in Queens County
Commission Expires November 18, 2011

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Institutional Investments, Inc. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
ecember 31, 2008

Assets		
Cash and cash equivalents	$	53,889,356
Receivable from affiliates		248,840
Investment advisory fees and other receivable		4,194,316
Income taxes receivable		177,957
Other assets		1,550,822
Total assets	$	60,061,291
Liabilities and Stockholder's Equity		
Accrued employee compensation and benefits	$	391,936
Payable to affiliates		658,702
Accounts payable and accrued expenses		2,202,281
Total liabilities		3,252,919
Subordinated borrowings from affiliate		10,000,000
Stockholder's equity		
Common stock, ($1 par value 100 shares authorized, issued and outstanding)		100
Additional paid in capital		137,716,365
Accumulated deficit		(90,908,093)
Total stockholder's equity		46,808,372
Total liabilities and stockholder's equity	$	60,061,291

The accompanying footnotes are an integral part of the financial statements.

1. Organization

JPMorgan Institutional Investments, Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holding LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells and distributes mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expenses

Rule 12b-1 fees, recorded as distribution fee income, are determined based on the average daily net assets of the mutual funds and are accrued monthly.

The Company provides investment advisory services to 401K plan participants for various plan sponsors. In conjunction with this service, the Company receives asset-based fees which are recorded as investment advisory service fees in the statement of income which are accrued monthly and billed quarterly.

The Company contracts with third parties for sub-advisory services. The fees paid to the third parties are recorded as investment management fee expense in the statement of income and represent approximately 50% of the investment advisory service fees earned by the Company.

Registration fees represent license fees paid to FINRA on behalf of the Company's registered sales representatives and investment advisors.

Cash and Cash Equivalents

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Other Assets

Other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes

The results of operations of the Company are included in the Federal, New York State, New York City and other state tax returns filed by JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate basis. Pursuant to a tax sharing arrangement, the Company participates in a consolidated/combined return, JPMorgan Chase allocates to the Company its share of the tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. The Company expects to adopt the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 is not expected to have a material effect on the Company's results of operations or financial position.

3. Related Parties

At December 31, 2008, all cash was held at one financial institution, which is a related party of the Company. Cash equivalents of $52,880,710 are invested in JPMorgan Prime Money Market Fund.

The Company has service agreements with affiliates whereby the Company receives reimbursement at a rate of cost plus ten percent. The reimbursement is for expenses incurred in providing certain administrative services related to the registration of representatives.

The Company is a party to service agreements with two other affiliates, whereby the Company acts as placement agent for certain private investment funds. Because one of the affiliates bears the primary costs associated with fee income from placement agent services performed by registered representatives, ninety percent of the placement fees earned by Company are then paid to that affiliate.

Certain management, accounting and other costs incurred by JPMorgan Chase and its other subsidiaries are allocated proportionately based upon an agreed methodology.

4. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated borrowing agreement with JPMorgan Securities Inc. providing for maximum borrowings of $35,000,000. At December 31, 2008, $10,000,000 was borrowed under this subordinated borrowing agreement. The agreement has been approved by FINRA and, therefore, borrowings under the agreement qualify as capital in computing net capital under Rule 15c3-1. The subordinated debt obligations may be repaid only if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. This subordinated agreement matures June 30, 2010, and bears interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points.

5. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's operating results.

Pension and Other Postretirement Benefit Plans

The Company's employees participate in the JPMorgan Chase U.S. qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMorgan Chase Bank N.A. In addition, through JPMorgan Chase, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company.

Employees of the Company are also eligible to participate in JPMorgan Chase's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMorgan Chase on a consolidated basis have been included in the 2008 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2008 Annual Report of JPMorgan Chase & Co. for further disclosure.

6. Income Taxes

At December 31, 2008, the Company had a deferred tax asset of $47,125 and a current tax receivable of $130,832. As the Company settles current and deferred income taxes on a net basis with JPMorgan Chase, these are recorded net on the statement of financial condition.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 5% of aggregate debit items arising from customer transactions.

At December 31, 2008, the Company had net capital, as defined under Rule 15c3-1, of $49,578,823.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

JPMorgan Institutional Investments, Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2008

Available for Public Inspection